INDOSAT PLANS TO ISSUE A FIXED RATE BOND: NUMBER VII YEAR 2009 AND
SUKUK IJARAH NUMBER IV YEAR 2009

Jakarta, November 10, 2009, PT Indosat Tbk. (“Indosat” or “Company”) today held a Public Expose in relation to the Public Offering of a Fixed Rate Bond, Number VII, Year 2009 and a Sukuk Ijarah, Number IV, Year 2009, both of which are denominated in Indonesian Rupiah. The issuance of the debt instruments forms part of the Company’s external funding plan to further develop the Company’s business.

"Low penetration rates in the Indonesian mobile market, compare favorably to neighboring countries, while increased competition amongst the other operators, have also resulted in Indosat enhancing its positioning to be the first choice for existing and prospective telecommunication customers. The issuance of the Indosat Fixed Rate Bond Number VII Year 2009 and Sukuk Ijarah Number IV, Year 2009 forms part of the Company’s financing plan to support its business development", said Harry Sasongko, President Director and CEO of Indosat during the public expose.

The issuance  of the Fixed Rate Bond Number VII Year 2009 is expected to raise up to Rp1,000,000,000,000 (one trillion Indonesian Rupiah) and the Sukuk Ijarah Indosat Number IV Year 2009 is expected to raise up to Rp500,000,000,000 (five hundred billion Indonesian Rupiah). Indicative structure for each offerings as below:

Conventional Bond

Name	:	Indosat Bonds Number VII Year 2009 (Series A and Series B)
Amount	:	Up to Rp1,000,000,000,000 (one trillion Indonesian Rupiah)
Tenor	:	Series A : 5 (five) years. Series B : 7 (seven) years.
Indicative coupon rate	:	Series A : YTM FR0026 + (75-175 bps) p.a. Series B : YTM (FR0028 + FR0030) / 2 + (75-185 bps) p.a.
Collateral	:	None

Sukuk Ijarah Bond

Name	:	Indosat Sukuk Ijarah Number IV Year 2009 (Series A and Series B)
Amount	:	Up to Rp500,000,000,000 (five hundred billion Indonesian Rupiah)
Tenor	:	Series A : 5 (five) years. Series B : 7 (seven) years.
Indicative Ijarah Compensation Installment	:	Installment of Ijarah Compensation is equivalent to the prevailing coupon rate of the Conventional Bonds
Collateral	:	None

The final composition of the Bond structure above will be decided upon the completion of the bookbuilding process with a  total issued amount of up to Rp1,500,000,000,000 (one trillion five hundred billion Indonesian Rupiah).

Pefindo, the Indonesian Rating Agency, has rated Indosat and its offered Bonds idAA+/Negative Outlook for Indosat Bonds Number VII Year 2009 and idAA(sy)+/Negative Outlook for Indosat Sukuk Ijarah Number IV Year 2009.

Bookbuilding will commence on November 10, 2009 and continue through to November 20, 2009. The effective date is expected to be December 1, 2009 with listing on the Indonesian Stock Exchange (IDX) on December 9, 2009.

Acting as the Managing Underwriters are PT Danareksa Securities, PT DBS Vickers Securities Indonesia and PT Mandiri Securities.

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides a fixed telecommunication or fixed voice offering including IDD, fixed wireless and fixed phone services. In addition, and together with its subsidiary companies Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication services such as IPVPN, leased line and internet services. Indosat was a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology to Indonesia. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Phone : 62-21-3869615

Fax      : 62-21-30003754

Investor Relations

Phone : 62-21-3869615

Fax      : 62-21-30003757

E-mail : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.